1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

MICHAEL L. SHERMAN

michael.sherman@dechert.com
+1 202 261 3449 Direct
+1 202 261 3149 Fax

VIA EDGAR AND EMAIL

October 18, 2012

Mr. Christian Windsor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Re:	FirstCity Financial Corporation (the “Registrant”); File No. 033-19694
Form 10-K for the Fiscal Year Ended December 31, 2011 (Filed March 30, 2012)
Form 10-Q for the Quarterly Period Ended March 31, 2012 (Filed May 15, 2012)

Dear Mr. Windsor:

This letter responds, on the Registrant’s behalf, to the Staff’s comment dated September 4, 2012, regarding the Registrant’s most recently filed Form 10-K and Form 10-Q (referenced above), inquiring as to whether the Registrant has considered its status under the Investment Company Act of 1940, as amended (the “1940 Act”), given the increase in assets attributable to unconsolidated subsidiaries.

The Registrant appreciates the Staff’s comment and has retained us to review its 1940 Act status and respond on its behalf.  We have reviewed the Registrant’s structure and financial information and have also engaged in discussions with the Registrant’s personnel regarding the Registrant’s activities, holdings and level and nature of control exercised over the Registrant’s various subsidiaries.  Based on the foregoing, the Registrant is comfortable that it is not currently required to be registered as an investment company under the 1940 Act, nor does it believe that its current holdings and practices are such that it is materially likely to become an investment company.  The Registrant, with our continued assistance, will continue to monitor its status under the 1940 Act going forward and will take appropriate action should it be determined that the Registrant’s activities or holdings are such that it might fall within the definition of an investment company under the 1940 Act.

The Staff also requested that the Registrant consider making disclosures to investors relating to its 1940 Act status.  Although the Registrant does not believe that it currently has a material 1940 Act status issue, the Registrant recognizes that maintenance of its non-investment company status could influence the Registrant’s decision making with respect to its business and activities as well as impact the Registrant’s freedom of action in conducting and structuring its business to remain in compliance with the 1940 Act.  The Registrant also recognizes that, should future changes in circumstances raise a material 1940 Act status issue, investors should be apprised of the potential consequences that might result under the 1940 Act.  To assure that investors receive proper disclosure of these issues, the Registrant will include risk factor disclosure related to the maintenance of its non-investment company status in its filings, as appropriate to the relevant filing, on a going forward basis.  A form of such disclosure is included as exhibit A to this letter.

We hope that the foregoing has been fully responsive to the Staff’s inquiry.  Please contact the undersigned at 202.261.3449, or David J. Harris at 202.261.3385, should you have any further questions.

Best Regards,

/s/ Michael L. Sherman

Michael L. Sherman

MLS/gww

Enclosures

EXHIBIT A

Risks related to Maintaining our Non-Investment Company Status under the Investment Company Act

We are organized and operated as a holding company, conducting our business operations through our subsidiaries.  We intend to continue to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. As relevant to us, Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities” are, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, which we call the private fund exceptions.

Our interests in a subsidiary will not constitute investment securities to the extent that (i) we own a majority of the voting securities issued by such subsidiary or are able to exercise equivalent control over a non-corporate form subsidiary and (ii) that subsidiary is either outside of the definition of an investment company or is excepted or exempted from such definition other than through either of the private fund exceptions.  As a holding company, we generally seek to exercise majority control over our subsidiaries and, consistent with our business engagement, our subsidiaries are generally either outside of the definition of an investment company or are able to rely on statutory or regulatory exceptions from such definition (other than the private fund exceptions).  Among the exceptions that some of our subsidiaries may rely upon is the exception provided by Section 3(c)(5) of the Investment Company Act for companies that hold interests in real estate or conduct certain financing-related activities.

Because these definitions, exceptions and exemptions may, among other things, limit the types of assets we or a subsidiary may purchase and hold or the manner in which we or a subsidiary may raise capital, we must monitor our and each subsidiary’s compliance with the definitions and applicable exception or exemption.  This includes monitoring our assets to ensure that the combined value of the investment securities issued by any of our subsidiaries that are investment companies or that must rely on the private fund exceptions, together with any other investment securities we may own, does not exceed 40.0% of our total assets on an unconsolidated basis; otherwise we may be deemed to be an investment company.

Because we believe that the interests we hold in our subsidiaries generally will not be investment securities, we do not expect to own nor do we propose to acquire investment securities in excess of 40.0% of the value of our total assets (exclusive of government securities and cash items) on an unconsolidated basis.  However, we will monitor for compliance with the Investment Company Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forego opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or foregoing sale of assets which are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we were to fall within the Investment Company Act definition of an investment company and were unable to maintain an exemption, exception or exclusion from such definition or related registration requirements under the Investment Company Act, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and portfolio composition, including restrictions with respect to diversification and industry concentration which could materially and adversely impact our financial condition and results of operations. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.